SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended September 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission File Number: 000-23969

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Community Bank 401(k) Savings and

Employee Stock Ownership Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pocahontas Bancorp, Inc.

1700 E. Highland Drive

Jonesboro, Arkansas 72401

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-78607 on Form S-8 of our report dated March 24, 2006, appearing in this Annual Report on Form 11-K of First Community Bank 401(k) Savings and Employee Stock Ownership Plan for the year ended September 30, 2005.

/s/ Deloitte & Touche LLP

Little Rock, Arkansas

March 28, 2006

First Community Bank 401(k) Savings and Employee Stock Ownership Plan

Financial Statements as of September 30, 2005 and 2004, for the Year Ended September 30, 2005, Supplemental Schedules as of and for the Year Ended September 30, 2005, and Report of Independent Registered Public Accounting Firm

FIRST COMMUNITY BANK

401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTE:	The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants

First Community Bank

401(k) Savings and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the First Community Bank 401(k) Savings and Employee Stock Ownership Plan (the “Plan”) as of September 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended September 30, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents, and the supplemental information included on the statements of net assets available for benefits and on the statement of changes in net assets available for benefits, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules and information are the responsibility of the Plan’s management. Such supplemental schedules and information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Little Rock, Arkansas

March 24, 2006

FIRST COMMUNITY BANK

401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF SEPTEMBER 30, 2005 AND 2004

	2005			2004
	Supplemental Information		Total	Supplemental Information		Total
	Allocated	Unallocated		Allocated	Unallocated
ASSETS
CASH AND CASH EQUIVALENTS	$5	$14	$19	$5	$21,969	$21,974
SHARES OF POCAHONTAS BANCORP	7,535,734	1,605,253	9,140,987	9,917,303	2,108,235	12,025,538
INVESTMENTS—MUTUAL FUNDS	1,436,652	762	1,437,414	1,253,884	4,626	1,258,510
INVESTMENTS—OTHER	5,648	—	5,648	6,000	—	6,000
PARTICIPANT LOANS	28,248	—	28,248	36,573	—	36,573
OTHER	977	—	977	—	—	—

Total assets	9,007,264	1,606,029	10,613,293	11,213,765	2,134,830	13,348,595

LIABILITIES
ACCOUNTS PAYABLE—Other	—	—	—	193	—	193
LOAN PAYABLE TO POCAHONTAS BANCORP, INC.	—	2,056,529	2,056,529	—	2,091,225	2,091,225

Total liabilities	—	2,056,529	2,056,529	193	2,091,225	2,091,418

NET ASSETS AVAILABLE FOR BENEFITS	$9,007,264	$(450,500)	$8,556,764	$11,213,572	$43,605	$11,257,177

See notes to financial statements.

FIRST COMMUNITY BANK

401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

	2005
	Supplemental Information		Total
	Allocated	Unallocated
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Interest	$1,935	$658	$2,593
Dividends	189,022	46,844	235,866
Employee contributions	113,564	202	113,766
Employer contributions	—	600,000	600,000
Allocation of 31,805 shares of Pocahontas Bancorp, Inc. common stock	397,563	—	397,563

Total additions	702,084	647,704	1,349,788

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Net depreciation in fair value of investments	(1,966,900)	(599,871)	(2,566,771)
Distributions to participants	(929,308)	(473)	(929,781)
Allocation of 31,805 shares of Pocahontas Bancorp, Inc. common stock	—	(397,563)	(397,563)
Interest expense	—	(143,897)	(143,897)
Administrative expenses	(12,184)	(5)	(12,189)

Total deductions	(2,908,392)	(1,141,809)	(4,050,201)

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(2,206,308)	(494,105)	(2,700,413)

NET ASSETS—Beginning of year	11,213,572	43,605	11,257,177

NET ASSETS—End of year	$9,007,264	$(450,500)	$8,556,764

See notes to financial statements.

FIRST COMMUNITY BANK

401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

The following brief description of the First Community Bank 401(k) Savings and Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan is a qualified employee stock ownership plan with a salary reduction feature. First Community Bank (formerly known as Pocahontas Federal Savings and Loan Association) (the “Employer”) formed the Plan by combining its existing 401(k) plan, which had been effective since January 1, 1986, and its Employee Stock Ownership Plan (“ESOP”), which had been effective since October 1, 1993. Pocahontas Bancorp, Inc. (the “Company”) accomplished the combination of the existing plans through a combination and restatement, with neither the 401(k) nor the ESOP being the surviving plan, effectively creating a new plan with an effective date of October 1, 1997. The Plan covers substantially all employees of the Employer. The Employer is 100% owned by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions—Each eligible participant may, but shall not be required to, enter into an elective deferral agreement with the Employer under which the participant agrees to reduce his cash compensation by a specified percentage, up to a maximum of 15%, and contribute such amounts to the Plan. The amount of any matching contributions, qualified matching contributions, discretionary contributions, qualifying non-elective contributions, and ESOP contributions for each plan year will be made at the sole discretion of the Board of Directors. For the year ended September 30, 2005 the Company made discretionary contributions of $600,000.

Participation—Employees are generally eligible to participate in the Plan after completing one year of service. Only participants at least 21 years of age, who complete at least 1,000 hours of service during the Plan year, and are employed on the last day of the Plan year are eligible to share in the Employer’s discretionary contribution for the year. An employee may decline to participate in the Plan. For purposes of participation in any election deferral contributions, completion of one hour of service and an open enrollment date is required.

Participant Accounts—Each participant’s account is credited with an allocation of (a) the Employer’s discretionary ESOP contributions, (b) eligible forfeitures of terminated participants’ nonvested accounts, (c) and earnings of the Plan for the year. Allocations are based on participant wages as defined in the Plan agreement. The benefit to which a participant is entitled, subject to vesting, is the benefit that can be provided from the participant’s account.

Participant Loans—Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the Employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participants vested 401(k) account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms shall not exceed five years, except for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably not less than quarterly through payroll deductions. Participants may not have more than three loans outstanding.

Plan Borrowings—The Plan purchased Company stock using the proceeds of borrowings from the Company. The Plan’s debt is collateralized by the stock. A trustee holds such stock in a suspense account in a trust established under the Plan. As the Plan makes payments of principal and interest, shares are released into a suspense account to be allocated to eligible employees’ accounts at the end of the Plan year, in accordance with the Plan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

(a)	the accounts of employees with rights in allocated stock (“Allocated”) and

(b)	stock not yet allocated to employees (“Unallocated”).

Vesting—Vesting of accounts is based upon years of service as defined in the Plan agreement. A participant becomes fully vested after five years of credited service.

Payments of Benefits—No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), becomes disabled or otherwise terminates employment with the Employer. Distributions are made in cash or Company stock, or both.

Voting and Dividend Rights—No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

Termination of the Plan—The Employer reserves the right to amend or terminate the Plan agreement at any time by action of the Board of Directors. Upon full or partial termination of the Plan, participants’ accounts will become 100% vested and all unallocated shares will be allocated to the accounts of all participants in accordance with the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuations and Income Recognition—Investments are stated at fair value as determined from quoted market prices. The investment in shares of the Company’s common stock is stated at fair value and is based on the closing price in an active market as of the last trading day of the year.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	INVESTMENT PROGRAMS

Upon enrollment, each participant shall direct that his elective contribution be invested in one or more of the 52 investment options. Investment direction may be revised daily by a participant. A participant’s salary deferral percentage may be changed quarterly. All ESOP contributions are invested in Company stock.

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 17, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

5.	ADMINISTRATION OF PLAN ASSETS

The Plan’s assets, which consist principally of Company common stock and mutual funds, are held by the Company’s trustees, First Bankers Trust Company, N.A. and John Hancock, respectively. The Company administers the payment of principal and interest on the loan and makes distributions to participants. During the years ended September 30, 2005 and 2004, Plan expenses were paid either directly by the Company or by the Plan as a reduction of net assets.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

6.	INVESTMENTS

Included in the September 30 investment portfolios are the following investments representing more than 5% of net assets available for benefits:

2005	Fair Value
Pocahontas Bancorp, Inc.—common stock—allocated	$7,535,734
Pocahontas Bancorp, Inc.—common stock—unallocated	1,605,253

2004	Fair Value
Pocahontas Bancorp, Inc.—common stock—allocated	$9,917,303
Pocahontas Bancorp, Inc.—common stock—unallocated	2,108,235

Net appreciation (depreciation) of the investments of the Plan for the year ended September 30, 2005 is as follows:

Pocahontas Bancorp, Inc. common stock	$(2,739,013)
Mutual funds	170,732
Other investments	1,510

Total	$(2,566,771)

7.	LOAN PAYABLE

In 2003, the ESOP established a $2.0 million line of credit with the Company that was to be used to purchase additional shares of Company stock. In 2004, the ESOP established a second $2.0 million line of credit with the Company that was to be used to purchase additional shares of Company stock. Both loans were collateralized by the shares that were purchased with the proceeds of the loan. As of September 30, 2004, the ESOP owed $0.3 million on the first line of credit and $1.8 million on the second line of credit.

During October 2004, the ESOP established a third line of credit for $3.1 million with the Company to be used to payoff the outstanding balances of $0.3 million on the first line of credit and the $1.8 million on the second line of credit and purchase up to $1.0 million in additional shares of Company stock on or before December 31, 2005. The loan matures September 30, 2014 and has an interest rate of 6%. The loan is collateralized by shares that were purchased with the proceeds of the loans. As of September 30, 2005, the ESOP had drawn $0.5 million of the $1.0 million available to draw by December 31, 2005 and owed $2.1 million on the line of credit. The $0.5 million drawn in 2005 was used to purchase 30,568 additional shares of Pocahontas Bancorp, Inc. common stock.

*  *  *  *  *  *

SUPPLEMENTAL SCHEDULES

FIRST COMMUNITY BANK

401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR) SEPTEMBER 30, 2005

Current Value
Cash—Interest Bearing	$19
Pocahontas Bancorp, Inc.—common stock-allocated (602,859 shares)*	7,535,734
Pocahontas Bancorp, Inc.—common stock-allocated (128,420 shares)*	1,605,253
John Hancock—Lifestyle Fund—Conservative Portfolio	49,885
John Hancock—Lifestyle Fund—Moderate Portfolio	129,080
John Hancock—Lifestyle Fund—Balanced Portfolio	369,151
John Hancock—Lifestyle Fund—Growth Portfolio	284,470
John Hancock—Lifestyle Fund—Aggressive Portfolio	60,704
John Hancock—3-Year Compound	762
John Hancock—Money Market Fund	51,885
John Hancock—Short-Term Federal Fund	4,255
John Hancock—PIMCO Total Return Fund	3,973
John Hancock—PIMCO Global Bond	124
John Hancock—T. Rowe Price Spectrum Income Fund	4,739
John Hancock—Salomon Bros High Yield	16,791
John Hancock—America Funds American Balanced Fund	57,674
John Hancock—T. Rowe Price Equity Income	24,668
John Hancock—Davis New York Venture Fund	1,768
John Hancock—Mutual Beacon Fund	30,707
John Hancock—Weitz Partners Value Fund	52,528
John Hancock—Fidelity Advisor Dividend Growth Fund	1,352
John Hancock—Franklin Balance Sheet Investment Fund	43,597
John Hancock—Mutual Discovery	182
John Hancock—Domini Social Equity Fund	12,358
John Hancock—MFS Strategic Value	1,727
John Hancock—T. Rowe Price Blue Chip Growth Fund	10,120
John Hancock—Excelsior Value and Restructuring Fund	31,204
John Hancock—Fidelity Advisor Large Cap Fund	3
John Hancock—Prudential Jennison Growth Fund	3
John Hancock—Oppenheimer Global Fund	3,269
John Hancock—AIM Mid Cap Core Equity Fund	23,731
John Hancock—Putnam Global Equity Fund	24,900
John Hancock—Templeton Foreign Fund	11,713
John Hancock—Templeton Foreign Small Co.	1,197
John Hancock—AIM Constellation Fund	475
John Hancock—Energy Fund	11,080
John Hancock—Smith Barney Aggressive Growth Fund	38,047
John Hancock—Legg Mason Growth	11,651
John Hancock—Scudder Mid Cap Growth	1,712

Total	10,512,491

(Continued)

FIRST COMMUNITY BANK

401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR) SEPTEMBER 30, 2005

Current Value
Total (from previous page)	$10,512,491

John Hancock—American Century Vista	5,913
John Hancock—Calamos Growth	2,931
John Hancock—Franklin Small-Mid Growth	565
John Hancock—Oppenheimer Developing Mkt.	10,294
John Hancock—T. Rowe Price Science & Technology Fund	1,815
Quantitative Value Fund	1,482
500 Index Fund	33,245
Total Stock market Index Fund	6
Quantitative All-Cap Fund	5,747
Mid Cap Index Fund	1,934
Small Cap Index Fund	1,029
Emerging Growth Fund	968
Participant loans*	28,248
Investments—other	5,648
Other*	977

TOTAL	$10,613,293

*	Party-in-interest

See Report of Independent Registered Public Accounting Firm.	(Concluded	)

FIRST COMMUNITY BANK

401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

SERIES OF TRANSACTIONS

Identity of Party Involved	Description of Asset (Include Interest Rate and Maturity in Case of a Loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or Loss
Pocahontas Bancorp, Inc.	Common stock	$677,588	$	$	$	$677,588	$677,588	$

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANK
401(k) SAVINGS AND EMPLOYEE
STOCK OWNERSHIP PLAN

Date: March 28, 2006	By:	/s/ Dwayne Powell
Dwayne Powell
President and Chief Executive Officer